EXHIBIT 99.1

Stantec and BlueSky Resources to provide near real-time tracking data for air pollutants, GHG emissions

EDMONTON, Alberta and NEW YORK, March 26, 2021 (GLOBE NEWSWIRE) -- To enhance its worldwide remote sensing and climate change-related service capabilities, global design firm Stantec has forged a strategic partnership with BlueSky Resources, a leading industry provider of air quality and emissions-tracking data. BlueSky’s team of software, atmospheric, and data-science specialists uses a global network of independent sensor technologies to produce near real-time emission and air pollutant data, outstripping traditional industry speeds. Stantec’s Innovation Office, as part of its mandate to identify and incubate unique and competitive commercial technologies, has agreed to invest a nominal amount of seed capital over the next two years for an equity position in BlueSky. This capital is intended to expand BlueSky’s capabilities to better detect air pollutants and greenhouse gas emissions for its global network of clients.

“This partnership with Blue Sky Resources will give our clients near real-time, quantitative information that will better enable critical decision-making for regulatory compliance and operations management. The speed and level of insight will create a new industry standard,” said Marshall Davert, Stantec’s Chief Innovation Officer. “Our relationship with BlueSky Resources also demonstrates our commitment to providing clients with the most responsive, technology-driven services available for monitoring the impact of climate change mitigation strategies.”

Working with BlueSky Resources, Stantec will advance several existing, recognized services, with respect to remote sensing and overall “Earth observation” for informing clients about environmental changes. Project applications will span from traditional uses – such as monitoring facility emissions, atmospheric impacts, major weather events, and transportation infrastructure – to more innovative assessments of emissions generated from entire supply chains.

A Proprietary Approach

To aggregate and organize verified data and analytics for clients, BlueSky Resources utilizes its proprietary AirLogic® platform. The platform creates a single-source dashboard with daily, weekly, quarterly, and yearly views of emissions and concentrations of critical air pollutants, greenhouse gases, and particulates for targeted facilities. Users can establish custom alerts to be swiftly notified of unusual, emerging conditions around facilities – either from a specific location or a system of facilities. These metrics can be used to inform compliance and investor reporting and early communication with regulatory authorities and the public.

The data collection from BlueSky Resources is powered through a worldwide network of satellites and fixed-ground sensors alongside models, reports, and weather data. The BlueSky sensor systems have access to more than 24,000 fixed-ground sensors and data flows from nine satellites around the world.

“Our proprietary system combines a vast dataset from a network of independent, public, and private sources,” said Bud Pope, Chief Executive Officer of BlueSky Resources. “Our multiple data source approach provides the most timely and accurate emission and airborne pollutant data available.”

A Continued Commitment

Stantec’s strategic alliance with BlueSky Resources is a progression of the organization’s commitment to sustainability. Earlier this year, Stantec operations pledged to a science-based emission reduction target as a first step in achieving operational net-zero by 2030 across its entire global footprint. As a reflection of the company’s operational sustainability practices and generation of clean revenue (e.g., goods and services that have a clear environmental and social benefit), Stantec was named the fifth most sustainable company in the world and first in North America by Corporate Knights in 2021.

More information on the firm’s sustainable initiatives, projects, and thought leadership can be seen on the company’s website here.

About BlueSky Resources
BlueSky Resources is an innovative software and data startup up founded in 2019, and based in Boulder, Colorado. The company uses remotely sensed data and analytics to help industry reduce its worldwide emissions. BlueSky Resources was founded by its current Chief Executive Officer, Bud Pope, who successfully led several startups, including Spatial Energy and Green Mtn Geophysics, to leading market positions. The company is positioned as the leading independent source of high value add data and analytics through its AirLogic® platform.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the initiatives referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

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Design with community in mind

Media Contacts
Danny Craig
Stantec Media Relations
Ph: 949-923-6085
danny.craig@stantec.com

Bud Pope, CEO
BlueSky Resources
Ph: 303-324-1431
bud@blueskyresources.com

Investor Relations Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com